Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report
Collection Period Ended   28-Feb-2019

Amounts in USD

Dates

Collection Period No.	44	
Collection Period (from... to)	1-Feb-2019	28-Feb-2019
Determination Date	13-Mar-2019	
Record Date	14-Mar-2019	
Distribution Date	15-Mar-2019	
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Feb-2019	15-Mar-2019 Actual/360 Days 28
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Feb-2019	15-Mar-2019 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	323,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	215,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	441,580,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	157,000,000.00	112,433,034.02	99,783,649.03	12,649,384.99	80.569331	0.635565
Total Note Balance	**1,505,580,000.00**	**112,433,034.02**	**99,783,649.03**	**12,649,384.99**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	151,037,736.15	138,388,351.16			
Yield Supplement Overcollateralization Amount	72,757,380.27	5,325,648.40	4,775,787.95			
Pool Balance	**1,616,945,465.46**	**156,363,384.55**	**143,164,139.11**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.820000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.758750%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.340000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.750000%	163,964.84	1.044362	12,813,349.83	81.613693
Total		**$163,964.84**		**$12,813,349.83**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	13,047,859.56	(1) Total Servicing Fee	130,302.82
Interest Collections	375,785.49	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	28,644.56	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	131,890.51	(3) Interest Distributable Amount Class A Notes	163,964.84
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	29,848.57	(6) Regular Principal Distributable Amount	12,649,384.99
Available Collections	**13,614,028.69**	(7) Additional Servicing Fee and Transition Costs	0.00
		(8) Total Trustee Fees [not previously paid under (2)]	0.00
Reserve Fund Draw Amount	0.00	(9) Excess Collections to Certificateholders	670,376.04
Available Funds	**13,614,028.69**	**Total Distribution**	**13,614,028.69**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	130,302.82	130,302.82	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	163,964.84	163,964.84	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	163,964.84	163,964.84	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	163,964.84	163,964.84	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	12,649,384.99	12,649,384.99	0.00
Aggregate Principal Distributable Amount	12,649,384.99	12,649,384.99	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	6,752.43
minus Net Investment Earnings	6,752.43
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	6,752.43
Net Investment Earnings on the Collection Account	23,096.14
Investment Earnings for the Collection Period	29,848.57

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	156,363,384.55	16,097
Principal Collections	9,749,046.57	
Principal Collections attributable to Full Pay-offs	3,298,812.99	
Principal Purchase Amounts	0.00	
Principal Gross Losses	151,385.88	
Pool Balance end of Collection Period	143,164,139.11	15,453
Pool Factor	8.85%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.88%
Weighted Average Number of Remaining Payments	54.86	17.78
Weighted Average Seasoning (months)	10.12	51.67

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	141,766,331.71	15,345	99.02%
31-60 Days Delinquent	989,178.00	80	0.69%
61-90 Days Delinquent	323,966.50	22	0.23%
91-120 Days Delinquent	84,662.90	6	0.06%
Total	143,164,139.11	15,453	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	151,385.88	13	16,065,635.77	657
Principal Net Liquidation Proceeds	28,544.36		3,463,986.96	
Principal Recoveries	129,483.98		7,323,727.04	
Principal Net Loss / (Gain)	(6,642.46)		5,277,921.77	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.053%)
Prior Collection Period	0.006 %
Second Prior Collection Period	0.451 %
Third Prior Collection Period	0.998 %
Four Month Average	0.350%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.326%
Average Net Loss / (Gain)	8,033.37

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.